UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of a letter to shareholders from Herbjørn Hansson, Chairman and CEO of Nordic American Tanker Shipping Limited, issued on September 6, 2007.

Exhibit 1

Nordic American Tanker Shipping Ltd. (the Company) - (NYSE:NAT) Letter to Shareholders from the Chairman & CEO

Hamilton, Bermuda, September 6th, 2007

Dear Shareholder,

It is time for me to send you a letter summarizing aspects of our current business and financial position. For nine consecutive years the dividend yield for NAT has been well above 10% - a full pay out is the mainstay of our dividend policy.  In my letter to you of April 17th 2007 we indicated that the tanker market was strong during the first months of the year - a development that continued into the 2nd quarter. The results during the first half of 2007 enabled the Company to pay $2.41 per share for that period.

As mentioned to you in our report for the second quarter of 2007, a soft 3rd quarter could be expected. As we move into September, we are upholding this view. The average Imarex spot freight rate per day was $22,481 and $16,574 for July and August, respectively.  The general weakness of the spot tanker market rates has continued into September. The average Imarex spot freight rate per day for the 1st half year of 2007 was $38,004. The Imarex index measures the level of the day-to-day market and should not be viewed as a precise and a direct indicator of NAT’s future performance. NAT secures employment for its vessels through short-term contracts going a few weeks into the future. Therefore, in a falling market, we may be expected to outperform the Imarex index, and conversely, in a rising market, our company typically would experience a time lag of a few weeks compared with the daily Imarex quotations.

Many observers in the marketplace believe that a rebound in rates may be expected during the upcoming winter in the western world. The Imarex forward rates now stand at $36,878 per day for 4Q07. As a matter of policy, we do not predict short terms variations in the spot freight rates. However, we believe that the overall balance between supply and demand is quite tight and small variations in the supply and demand picture could lead to significant rate variations. We are in a position to reap the benefits of an upswing quickly.

Based upon our present policy, the amount of dividend paid each quarter will typically depend upon the level of the spot freight market. We have a stronger focus on the direction of the Company than on a quarter-to-quarter development. Management has continuously expanded the fleet of NAT since 2004, and after each expansion, the Company has increased its dividend capacity per share.  NAT intends to continue to demonstrate dividend per share accretion via acquisitions of vessels.

Our objective is invariably to provide for the best possible return (the price of our common shares plus dividends reinvested in our common shares) for our shareholders compared with other tanker companies irrespective of the level of the market. We expect to announce our dividends and earnings report for 3Q07 before the opening of NYSE on November 5th, with expected payment of dividend November 28th to shareholders of record November 21st.

As previously reported, we have had one vessel in scheduled drydock with 25 days out of service in 3Q07.  In our 2Q07 earnings release we reported that in connection with a 10-year special survey, another vessel was undergoing steel improvements causing expected loss of income days of about 75 in 3Q07.  This implies that we will not have the benefit of more than about 90% of our transportation capacity during 3Q07. We did advance these dockings timing wise because we saw that spot rates would be softer during the 3rd quarter - it is relatively speaking advantageous to do dry-docking work in a weak market.

The position of NAT was significantly strengthened in July following the closing of a public offering of 3,000,000 common shares. This offering was a block transaction, whereby the newly issued shares were bought at a mutually agreed upon fixed price by the investment banks of Bear Stearns and Morgan Stanley, which subsequently placed the shares in the market.  The net proceeds of the offering were used to repay debt on our revolving credit facility and to prepare for further expansion. The offering strengthened the equity of the Company with $120 million and reduced the debt per vessel from $15.5 million in June to approximately $6 million today.

Following the offering, we estimate that the average cash breakeven for our fleet of twelve vessels is approximately $9,000 per day per vessel. When the freight market is above this freight level, the Company can be expected to pay dividends based on its full-payout policy. The breakeven rate is the amount of average daily revenues for our vessels which would cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

The situation in the international financial markets is in focus - often described as a credit crunch. Conditions in the tanker market have nothing to do with problems in the financial markets - the crucial question is whether and the extent to which the jittery in the financial markets is impacting the business cycle. One view is that the challenges in the US debt markets could be more than outweighed by strong growth in other parts of the world. We do not have a better “crystal ball” than others. However, we are indeed clear of the fact that the situation in the markets reminds us of the importance of having a strong balance sheet - relatively speaking NAT has one of the strongest balance sheets in the shipping industry. This enables NAT to grow in any freight market. All in all, our strong balance sheet provides us with a platform for further growth and continued dividend payments as well as the flexibility to swiftly act on changing market conditions.

NAT shall continue to operate a modern and homogeneous fleet, focusing on environmentally friendly suezmax tankers with double hulls (one million barrel vessels).  Management actively pursues growth opportunities. Through prior fleet expansions, we have significantly increased the Company’s dividend and earnings capacity per share and reduced the average age of our fleet. We expect to continue to grow the Company’s fleet. However, the timing of the growth cannot be predicted with precision.

The NAT operating model was developed at the drawing board stage in order to meet the requirements of investors. We have delivered solid total returns over time. With a low cost base, strong balance sheet and our net cash flow from operations distributed every quarter to shareholders, we have achieved an aggregate total return of 331% during the period January 1st, 2004 up to September 5th, 2007. This performance compares favourably to other listed tanker companies.

Longer-term prospects for the tanker market depend upon developments at the macro-economic level, especially continued growth in Asia, which will result in increased demand for tankers.

In summary, our main objective continues to be value creation via a transparent, predictable and clear strategic platform based on a unique operating model. We encourage investors wishing to have tanker exposure to assess our operating model and to invest in our Company.

For further details on our Company, please see www.nat.bm

Sincerely,
Nordic American Tanker Shipping Ltd.
Herbjørn Hansson
Chairman and CEO

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com
Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: September 6, 2007	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer
and President

SK 01318 0002 808199